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CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Open Energy Corp.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 20, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David Gelbaum, Trustee, The Quercus Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (A)   /X/
                                                                (B)   / /

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                    / /

(6)   Citizenship or Place of Organization

      U.S.

                         (7)   Sole Voting Power
                               -0-

Number of Shares         (8)   Shared Voting Power
Beneficially Owned             10,584,500
by Each Reporting
Person With              (9)   Sole Dispositive Power
                               -0-

                         (10)  Shared Dispositive Power
                               10,584,500

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      10,584,500

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                   / /

(13)  Percent of Class Represented by Amount in Row (11)
      11.4%(1)

(14)  Type of Reporting Person (See Instructions)
      IN

--------------------
(1) Based on 92,651,519 shares of Common Stock, par value $0.01 per share outstanding on April 16, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2007.

                                       2
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(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (A)   /X/
                                                                (B)   / /

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                    / /

(6)   Citizenship or Place of Organization

      U.S.

                         (7)   Sole Voting Power
                               -0-

Number of Shares         (8)   Shared Voting Power
Beneficially Owned             10,584,500
by Each Reporting
Person With              (9)   Sole Dispositive Power
                               -0-

                         (10)  Shared Dispositive Power
                               10,584,500

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      10,584,500

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                   / /

(13)  Percent of Class Represented by Amount in Row (11)
      11.4%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

--------------------
(1) Based on 92,651,519 shares of Common Stock, par value $0.01 per share outstanding on April 16, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2007.

                                       3
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(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      The Quercus Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (A)   /X/
                                                                (B)   / /

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                    / /

(6)   Citizenship or Place of Organization

      U.S.

                         (7)   Sole Voting Power
                               -0-

Number of Shares         (8)   Shared Voting Power
Beneficially Owned             10,584,500
by Each Reporting
Person With              (9)   Sole Dispositive Power
                               -0-

                         (10)  Shared Dispositive Power
                               10,584,500

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      10,584,500

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                   / /

(13)  Percent of Class Represented by Amount in Row (11)
      11.4%(1)

(14)  Type of Reporting Person (See Instructions)
      OO

--------------------

(1) Based on 92,651,519 shares of Common Stock, par value $0.01 per share outstanding on April 16, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2007.

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Item 1.  Security and Issuer

      This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "reporting persons") with the Securities and Exchange Commission on July 19, 2007 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

      This Amendment No. 1 is being made to disclose the acquisition of additional shares (the "Shares") of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer

      (a) As of the date of this Amendment No. 1, each reporting person beneficially owns 10,584,500 shares of Common Stock, which are held of record by the Trust.

      (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

      (c) Since July 19, 2007, the Trust has purchased the following shares of Common Stock in brokered transactions as follows:

               Date             Number of Shares        Price Per Share
               ----             ----------------        ---------------

             07/19/07               800,000                  $0.5434
             07/20/07               550,000                   0.7217
             07/23/07               225,000                   0.7320
             07/23/07               450,000                   0.7785
             07/24/07               550,000                   0.7320
             07/25/07               300,000                   0.7017
             08/13/07               100,000                    0.560
             08/14/07               210,000                    0.560
             08/15/07                40,000                   0.5216

      (d)   Not applicable.

      (e)   Not applicable.

Item 7.  Material to Be Filed as Exhibits

      Exhibit A: Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D.

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SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: August 16, 2007            /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust


                                  /s/ Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust


                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust



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                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D


      The undersigned agree that this Amendment No. 1 to Schedule 13D with respect to the Common Stock of Open Energy Corp. is a joint filing being made on their behalf.


Dated: August 16, 2007            /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust


                                  /s/ Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust


                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust


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